UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 11, 2001

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Item 5. Other Events and Regulation FD Disclosure.

Caterpillar Inc. issued the following press release on October 11, 2001. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

October 11, 2001

FOR IMMEDIATE RELEASE


Caterpillar announces organizational changes to consolidate operations, realign responsibilities


Five Caterpillar officers have elected to retire at the end of 2001. As part of resulting organizational changes, the company is consolidating some operations and realigning responsibilities to improve efficiencies and sharpen focus in a number of areas. Four new vice presidents have been elected by the Board of Directors. The total number of vice presidents is reduced by one.

Caterpillar Group President Gerald S. Flaherty is retiring December 31 after 42 years with the company.

"Jerry Flaherty has made many significant contributions at Caterpillar, including providing leadership to the development and implementation of key manufacturing strategies that have helped improve the company's competitiveness," said Caterpillar Chairman Glen Barton. "We will miss his leadership."

Group President James W. Owens will assume Flaherty's responsibilities, which include Product Support and Logistics, Component Products & Control Systems, Latin America and Human Services. He also retains responsibility for the Systems & Processes Division.

Douglas R. Oberhelman, currently a vice president with responsibility for Engine Products Division, has been named a group president. Oberhelman will assume Owens' former responsibilities, which include Legal Services, Financial Products, Shin Caterpillar Mitsubishi Ltd., Asia-Pacific, Corporate Auditing & Compliance and Corporate Services. In addition, he will have responsibility for a new purchasing and fabrications division.

Daniel M. Murphy, currently a vice president with responsibility for the Performance Engine Products Division (PEPD), will head the new purchasing and fabrications division.

The division will consolidate various purchasing functions and fabrication operations to achieve synergies in global cost reduction and supplier quality improvements as a key ingredient to achieving the company's cost reduction objectives.

Vice President Donald G. Western will assume Murphy's responsibilities for Performance Engine Products Division, in addition to his current responsibility for the Large Engine Products & Fuel Systems Division.

"Caterpillar's engine business is one of the fastest growing areas of the company and will benefit from consolidating manufacturing operational responsibilities under one vice president," Barton said.

James J. Parker, director of the Electric Power Generation Product group, has been elected a vice president and will replace Oberhelman as head of Engine Products Division.

James E. Despain, vice president with responsibility for Track-Type Tractors Division, will retire Dec. 31 following 46 years of service.

"Jim Despain's leadership in establishing a values-based organization at Track-Type Tractors is just one of his important contributions," Barton said. "Jim embodies the can-do spirit of Caterpillar. We'll miss his enthusiasm and leadership."

A.J. Rassi, currently vice president with responsibility for Human Services Division, will replace him.

Richard P. Lavin has been elected a vice president and will replace Rassi as head of Human Services Division. In a realignment of responsibilities, materials and procurement services will move from Human Services Division to the new purchasing division.

Michael A. Flexsenhar, vice president with responsibility for the Mining & Construction Equipment Division, will retire Dec. 31 after 36 years of service.

"Mike has been a key player in Caterpillar's manufacturing operations, with experience both at domestic and international facilities. He has played an invaluable role in establishing Cat's leadership in the mining equipment industry," Barton said.

Rod L. Bussell, currently general manager of the Large Engine Center in Lafayette, Ind., has been elected a vice president and will lead the Mining & Construction Equipment Division.

Sig R. Ramseyer, a vice president with responsibility for Asia-Pacific Division, will retire December 31 after 40 years with the company. - 3-

"Sig's extensive global experience over the years in Caterpillar's marketing operations will be sorely missed," Barton said. "Throughout his career, Sig has been known for his deep involvement with dealers and intense focus on serving customers."

Assuming responsibility for Asia-Pacific is Stu L. Levenick, currently a Caterpillar vice president and Chairman of Shin Caterpillar Mitsubishi Ltd.

"The consolidation of all Asia-Pacific operations under one vice president will allow us to broaden our focus and leverage our expertise throughout the growing region," Barton said.

Robert Rennie Atterbury III, a vice president with responsibility for the Legal Services Division, will retire Dec. 31 after 35 years of service.

"Rennie's legal guidance and counsel have helped guide the company throughout the years. In his role as secretary of the Caterpillar Board of Directors he has served our company and its shareholders well," Barton said.

James B. Buda, associate general counsel in the United Kingdom, has been elected a vice president and will assume responsibility for Legal Services.

All of the new responsibilities are effective December 1.

Gerald S. Flaherty
Jerry Flaherty is a group president with responsibility for the company's product support business, logistics & distribution businesses, as well as marketing operations in Latin America and all human services activities. He joined Caterpillar in 1959, earning his bachelor's and master's degrees from Northern Illinois University in 1964 and 1967.

He served in various manufacturing positions, including manager of Milwaukee, Wisconsin; York, Pennsylvania and Aurora, Illinois, manufacturing facilities. He was elected a vice president with responsibility for Employee Relations in 1987. He was elected an executive vice president in April 1989 and became a group president in 1990.

Douglas R. Oberhelman
Doug Oberhelman is a vice president with administrative responsibility for Engine Products Division in Mossville, Illinois. He is responsible for market development, strategic planning, supplier management and worldwide marketing and administration for Caterpillar's engine business.

He has a bachelor's degree from Millikin University and completed a Brookings Institute program in 1995.

He joined Caterpillar in 1975 and has held a variety of marketing and finance positions. He was elected a vice president in 1995, serving as Caterpillar's chief financial officer with administrative responsibility for the corporation's accounting, information services, tax, treasury, investor relations and marketing support functions. He served as managing director and vice general manager for strategic planning at Shin Caterpillar Mitsubishi Ltd. from 1991 to 1994. He assumed his current position in 1998.

James J. Parker
Jim Parker is director of the Electric Power Generation Product Group in the Engine Products Division in Mossville, Illinois.

He has a bachelor's degree from Bradley University and completed a Stanford University executive program. He joined Caterpillar in 1969 and spent more than 10 years in pricing positions. He was named marine engine sales development manager in 1989 and has held a number of marketing positions in the engine business before assuming his current position in 1998.

James E. Despain

Jim Despain is a vice president with responsibility for the Track-Type Tractors Division in East Peoria, Illinois.

He attended Illinois Central College and Lakeland Community College, and completed a Brookings Institute program in 1991. He joined the company in 1955, becoming a machine shop foreman in 1964. He served in a variety of manufacturing management positions before joining Caterpillar Mitsubishi Ltd. in 1974. He served as president of Caterpillar's wholly owned subsidiary in Mexico from 1981 to 1988, when he was named manager of the company's East Peoria facility.   He was elected a vice president in 1990. He assumed his current position in 1995.

Richard P. Lavin

Rich Lavin is director of Compensation and Benefits, with worldwide responsibility for the company's pay and benefits programs.

He has a bachelor's degree from Western Illinois University, a law degree from Creighton University and completed additional graduate work at Georgetown University. He also completed a Brookings Institute program.

He joined the company in 1984 as an attorney in the legal department. He served in numerous positions in the company's Asian and Latin American operations. He was a product manager in Track-Type Tractors. He served as director of Corporate Human Relations from 1998-99 when he was named director of Compensation and Benefits.

Michael A. Flexsenhar

Mike Flexsenhar is a vice president with responsibility for the Mining & Construction Equipment Division in Decatur, Illinois.

He has a bachelor's degree from Bradley University and completed an executive development program at Northwestern Illinois, as well as a Brookings Institute program.

He joined Caterpillar in 1965, serving in a variety of positions at the company's manufacturing facilities in Aurora, Illinois, East Peoria, Illinois and Davenport, Iowa.
He managed the company's Leicester, England facility, and Lafayette, Indiana, facility before his election as a vice president in 1995.

Rod L. Bussell

Rod Bussell is general manager of the Large Engine Products & Fuel Systems Division in Lafayette, Indiana.

He has a bachelor's degree from the University of Illinois and completed a Columbia University executive program. He joined Caterpillar in 1974 in data processing. He served in a number of quality management positions before being named manufacturing engineering manager at the Joliet facility in 1985. He served as manufacturing manager in Caterpillar Brasil, component manager in Joliet and headed the company's transmissions business. He became general manager of the Lafayette facility in 1998.

Sig R. Ramseyer

Sig Ramseyer is a vice president with administrative responsibility for the Asia-Pacific Division.

He is a graduate of the Business School of Lucerne and completed a Stanford University executive program in 1979. He joined Caterpillar in 1961 in the sales department of Caterpillar Overseas S.A. in Geneva, Switzerland. He held various marketing management positions in the United States, Europe and Asia. He served as manager of the company's Grimbergen, Belgium, parts distribution operation, and in other capacities before becoming managing director of Caterpillar Overseas in 1991. He was elected a vice president in 1992. He assumed his current responsbilities in 1995.

Robert Rennie Atterbury III

Rennie Atterbury is a vice president with responsibility for the Legal Services Division, general counsel and secretary of Caterpillar Inc.

He has a bachelor's degree from the University of Pennsylvania and a law degree from the University of Pennsylvania Law School. He joined Caterpillar as an attorney in 1966. From 1973 to 1978, he was senior attorney and assistant secretary of Caterpillar Overseas S.A. in Geneva, Switzerland. He returned to the United States in 1978 as a general attorney, and became associate general counsel in 1983. He was elected a vice president and assumed his current position in 1991.

James B. Buda

Jim Buda is associate general counsel for the Legal Services Division in the United Kingdom legal office.

He has a bachelor's degree from Ball State University, a law degree from the University of Notre Dame and completed a Harvard University executive program. He joined Caterpillar in 1987 as an attorney in the legal department. He has served in a number of senior corporate attorney positions, and was named associate general counsel in 1996. He assumed his current position in 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

By: /s/ R. Rennie Atterbury III
       R. Rennie Atterbury III
       Vice President

October 12, 2001